Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors

A.	Operating Results

Overview

Scienjoy Holding Corporation (“we” or the “Company”) was originally incorporated on May 2, 2018 as a British Virgin Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 7, 2020, we consummated the acquisition of Scienjoy Inc. As a result of the business combination, we became the holding company of Scienjoy Inc. and we changed our name from “Wealthbridge Acquisition Limited” to “Scienjoy Holding Corporation.”

We are a leading provider of mobile entertainment live streaming platforms in China and operates its platforms on both PC and mobile apps, through which users can enjoy immersive and interactive entertainment live streaming. We had approximately 328.0 million registered users by the end of June 30, 2024.

We adopt a multi-platform strategy and all platforms are categorized as “SHOW live streaming” in which professional broadcasters provide live streaming entertainment for users primarily in the form of performances (such as singing, dancing, and talk shows). Broadcasters on all platforms have been professionally trained by relevant broadcaster agents to provide more professional content. Despite the similarity in contents, the different platforms adopt different operation strategies, such as, to name a few, different broadcaster policy, events, promotion, and games. We provide a technological infrastructure to enable broadcasters, online users and viewers to interact with each other during live streaming. All platforms can be accessed for free. We mainly derive our revenue from sales of virtual items on the platforms. Users can purchase virtual currency to purchase virtual items for use on the platforms. Users can recharge their virtual currency on the platforms through various online third-party payment platforms, such as WeChat Pay or AliPay.

In March 2024, our subsidiary Scienjoy Meta Technology L.L.C unveiled its latest advancements in artificial intelligence, AI Mate and AI Vision in Dubai. We have been focusing on digital and AI technology development, establishing Scienjoy Meta Technology L.L.C to spearhead AI solutions. Together, they aim to inspire, connect, and transform lives worldwide with innovative and user-centric technologies.

Key Factors Affecting Our Results of Operations

General Factors

Development of the mobile live streaming market in China over the past decade has been influenced by a number of macroeconomic and technological factors and trends, including increasing disposable income and demand for cultural and entertainment activities and increased use of the mobile internet. Our business and operating results are affected by general factors affecting China’s entertainment live streaming industry, which may include the following:

●	China’s overall macroeconomic landscape

●	China’s overall entertainment and mobile entertainment growth

●	Usage and penetration rate of mobile Internet and mobile payment

●	Growth and competitive landscape of China’s mobile live streaming market, especially entertainment SHOW live streaming

●	Governmental policies affecting China’s live streaming industry

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect its results of operations.

Specific Factors

While our business is influenced by general factors affecting the mobile live streaming industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to retain broadcasters and enhance user experience

We continue to improve our operational capability with more attractive contents, such as music, dancing, talk shows, traditional drama, online competitions and offline events, to further enhance user experience. We are offering different contents and games to attract more users to pay for our services and to pay more money per user as well. Therefore quality broadcasters and interesting contents are essential to our operations. In order to retain quality broadcasters, we have developed a revenue sharing policy, pursuant to which we share revenues generated on the platforms with talents agencies, which in turn share revenues with broadcasters. Additionally, in order to maintain the quality of broadcasters and service, we are very cautious in hiring broadcasters and has adopted strict operation procedures for screening broadcasters before hiring. We primarily work with professional agents to identify and retain new broadcasters. The increasing number of trained broadcasters, who provide better quality performance, also contributes to improved ARPPU and paying ratio of Scienjoy Holding Corporation.

Our ability to maintain and expand our user base

User base is another key factor for success in the mobile live streaming industry. We endeavor to provide attractive content to keep users on its platforms as long as possible. Our multi-platform strategy attempt to retain users by providing diversified content, promotions and an enhanced user experience.

With respect to user base, mobile SHOW live streaming sector differs from other mobile live streaming sectors such as pan entertainment live streaming and game live streaming sector. Because, for SHOW live streaming, each broadcaster interacts in real time with users and therefore the number of users that each broadcaster can entertain at the same period in his/her video room is limited.

We continue to seek opportunities to grow our user base and enhance our user engagement. Our ability to do so largely depends on our ability to recruit, train, and retain high quality broadcasters and our ability to produce high quality content. We also intend to continue to invest in our brand recognition.

Our ability to improve innovative technologies

The ability to understand market traffic and pair users with suitable broadcasters and activities is key for user stickiness and monetization in the mobile SHOW live streaming industry. By using big data analysis to understand individual user behavior and industry trends, we intend to adjust our platform to better guide users to appropriate broadcasters as well as to analyze traffic on other sites to select the best methods and targets for user acquisition.

Summary Consolidated Statements of Operations and Comprehensive Income

	For the six months ended June 30,
	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	US$
Total revenue	667,442	691,139	95,104
Cost of revenues	(576,913)	(573,329)	(78,893)
Gross profit	90,529	117,810	16,211
Sales and marketing expenses	(466)	(2,177)	(300)
General and administrative expenses	(36,457)	(36,580)	(5,034)
Research and development expenses	(34,945)	(39,061)	(5,375)
Provision for credit losses	(2,230)	(1,126)	(155)
Income from operations	16,431	38,866	5,347
Change in fair value of contingent consideration	(1,978)	-	-
Change in fair value of warrant liabilities	153	-	-
Change in fair value of investment in marketable security	65,148	3,764	518
Investments loss	(4,088)	(3,354)	(462)
Interest income, net	1,095	2,428	334
Other income, net	525	688	95
Foreign exchange gain, net	1,421	1,508	208
Income before income taxes	78,707	43,900	6,040
Income tax benefit (expense)	632	(7,673)	(1,056)
Net income	79,339	36,227	4,984
Less: net loss attributable to non-controlling interest	(2,247)	(5,693)	(783)
Net income attributable to the Company’s shareholders	81,586	41,920	5,767

Revenues

Our revenues consist of live streaming revenue and technical services revenue. We generate technical services revenue from providing technical development and advisory services, but the technical services revenue is not material. Our revenue is mostly from the sales of virtual items used in our live streaming business.

Virtual items are categorized as consumable and time-based items. Consumable items, as virtual gift service, are consumed and used by users upon purchase, while time-based virtual items, such as privilege titles, could be used for a fixed period of time. Accordingly, revenue is recognized at the time when the virtual item is delivered and consumed if the virtual item is a consumable item or, in the case of time-based virtual item, recognized ratably over the period each virtual item is made available to the user, which is usually over one to multiple months and does not exceed one year. For the six months ended June 30, 2023 and 2024, revenue from consumable virtual items represented over 96% of the total net revenue.

As we continue to grow our live streaming business, and enhance our user engagement and expand virtual gifting scenarios to increase users’ willingness to pay, we expect our revenue from the sales of virtual items in our live streaming business to increase.

The following table sets forth types of our revenue for the periods indicated:

	For the six months ended June 30,
	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	US$
Live streaming - consumable virtual items revenue	640,740	671,308	92,375
Live streaming - time based virtual item revenue	11,890	12,516	1,722
Technical services and others	14,812	7,315	1,007
Total revenue	667,442	691,139	95,104

As of June 30, 2024, we operated five brands of live streaming platforms, consisting of: Showself Live Streaming, Lehai Live Streaming, Haixiu Live Streaming, BeeLive Live Streaming (including BeeLive Chinese version – Mifeng) and Hongle Live Streaming. The following table sets forth our revenue by platforms for the periods indicated:

	For the six months ended June 30,
	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	US$
Showself	171,689	139,571	19,205
Lehai	100,818	188,100	25,883
Haixiu	121,639	143,525	19,750
Beelive	160,379	111,507	15,344
Hongle	98,105	101,121	13,915
Technical services and others	14,812	7,315	1,007
TOTAL	667,442	691,139	95,104

The total number of paying users at Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live for the periods indicated is as following:

	For the six months ended June 30,
	2023	2024
Number in thousands
Showself	95,037	57,294
Lehai	78,603	92,680
Haixiu	61,656	55,540
Beelive	52,047	37,053
Hongle	38,581	41,509
TOTAL	325,924	284,076

The ARPPU by Showself Live, Lehai Live, Haixiu Live, Beelive Live and Hongle Live is as following (amounts in RMB):

	For the six months ended June 30,
	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	US$
Showself	1,807	2,436	335
Lehai	1,283	2,030	279
Haixiu	1,973	2,584	356
Beelive	3,081	3,009	414
Hongle	2,543	2,436	335
Overall average	2,002	2,407	331

Among five brands of live streaming platforms, Showself Live streaming contributed at least 20% of the paying users for the all the periods indicated. Our ARPPU in each platform may fluctuate from period to period due to the mix of live streaming services purchased by the paying users. The overall ARPPU for the six months ended June 30, 2023 and 2024 was RMB2,002 and RMB2,407, respectively.

Cost of Revenues

Our cost of revenues primarily consists of (i) revenue sharing fees, including payments to various broadcasters and content providers, (ii) user acquisition costs, (iii) bandwidth related costs, and (iv) other costs.

The table below shows the cost of revenues for the periods indicated.

	For the six months ended June 30,
	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	US$
Revenue sharing fees	511,806	534,486	73,547
User acquisition costs	39,307	17,061	2,348
Bandwidth related costs	6,670	5,338	735
Others	19,130	16,444	2,263
TOTAL	576,913	573,329	78,893

Revenue sharing fees and content cost: Our revenue sharing fees represent our payment to broadcasters based on a percentage of revenue from sales of virtual items, including virtual gifts and other subscription-based privileges. Revenue sharing fees both were 77% of revenues for the six months ended June 30, 2023 and 2024, respectively. As we need to attract more talented broadcasters and offer more content to users, we adjusted our revenue sharing policy and provided broadcasters with higher revenue sharing percentage to attract more talented broadcasters. As a result, the revenue sharing fees increased by 4% in the six months ended June 30, 2024 compared to six months ended June 30, 2023, which was in line with the increase of revenue in the six months ended June 30, 2024. We expect our sharing fees and content cost for live streaming revenue to increase in line with the growth of our live streaming operations.

User acquisition costs: We acquire users primarily through viral marketing, or word-of-mouth marketing, and online download. We provide online downloads of our apps via various third-party websites, including online advertising networks, internet portals and mobile application stores. We pay such third parties a fee for each registered user account acquired through them.

Bandwidth related cost: Bandwidth related cost consists of fees that we pay to telecommunication service providers for server hosting, bandwidth and content delivery-related services such as CDN (content delivery network).

Others: Other costs include (i) fees that we pay to third-party payment processing platforms through which our users purchase our virtual currencies, technology service costs, and content producing costs, (ii) personnel fees directly related to the revenue such as operation employees’ salary and benefits, and (iii) depreciation and amortization expense for servers and other equipment, and intangibles directly related to operating the platforms. For the six months ended June 30, 2023 and 2024 other cost represented approximately 2% to 3% of related total revenue.

Operating Expenses

Our operating expenses consists of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) provision for credit losses.

	For the six months ended June 30,
	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	US$
Sales and marketing expenses	(466)	(2,177)	(300)
General and administrative expenses	(36,457)	(36,580)	(5,034)
Research and development expenses	(34,945)	(39,061)	(5,375)
Provision for credit losses	(2,230)	(1,126)	(155)

Sales and marketing expenses: Our sales and marketing expenses mainly consist of (i) salaries and benefits for sales and marketing employees, and (ii) branding and advertisement expenses, including advertisements, holding promotional events and developing and designing marketing campaigns. We expect to target sales and marketing expenditures to attract targeted paying users.

General and administrative expenses: Our general and administrative expenses primarily consist of (i) salaries and benefits for our general and administrative staff, (ii) consulting fees, (iii) other expenses primarily including general office expenses, and (iv) office rental expenses. We expect that general and administrative expenses will increase when we become a public company and incurs additional costs to comply with its reporting obligations under the U.S. securities laws.

Research and development expenses: Our research and development expenses primarily consist of (i) salaries and benefits for our research and development employees, and (ii) other expenses primarily including depreciation related to research use. We expect our research and development expenses to continue to grow as we continue to invest in innovative technologies to offer users a better experience.

Provision for credit losses: We maintain an allowance for credit losses which reflects our best estimate of amounts that potentially will not be collected. When we determine the allowance for credit losses, we take into consideration various factors including but not limited to collection history experience and credit-worthiness of the debtors as well as the age of the individual receivables account. We expect that the provision for credit losses to decline as we have committed more resources to collection of account receivables.

Results of Operations

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenue: Total revenues increased by 3.6% to RMB691.1 million for the six months ended June 30, 2024 from RMB667.4 million in the same period of 2023, primarily caused by increase of average ARPPU as the economy recovers in China. The overall ARPPU for the six months ended June 30, 2023 and 2024 was RMB2,002 and RMB2,407, respectively.

Cost of revenues: Our cost of revenues decreased by 0.6% to RMB573.3 million for the six months ended June 30, 2024 from RMB576.9 million in the same period of 2023. The decrease was primarily attributable to a 56.6%, or RMB22.6 million, year-over-year decrease in the Company’s user acquisition costs due to the fact that the Company already had a stable market share, and a decrease of RMB1.3 million in bandwidth related costs, as well as a decrease of RMB2.7 million in others costs. partially offset by an increase of RMB22.7 million in revenue sharing fees, which was in line with the increase of revenue.

Gross profit: Our gross profit increased by 30.1% to RMB117.8 million for the six months ended June 30, 2024 from RMB90.5 million in the same period of 2023.

Total operating expenses: Total operating expenses increased by 6.5% to RMB78.9 million for the six months ended June 30, 2024 from RMB74.1 million in the same period of 2023.

●	Sales and marketing expenses: Our sales and marketing expenses increased by 367.2% to RMB2.2 million for the six months ended June 30, 2024 from RMB0.5 million in the same period of 2023, primarily attributable to sales and marketing activities in our new subsidiaries in Dubai. The Company is taking initiative in Dubai market, aiming at global expansion starting from the dynamic Middle East and North Africa (MENA) region.

●	General and administrative expenses: Our general and administrative expenses increased by 0.3% to RMB36.6 million for the six months ended June 30, 2024 from RMB36.5 million in the same period of 2023. The increase was primarily due to an increase of RMB4.1 million in employee salary and welfare and RMB1.0 million membership fees, offset by a decrease of RMB2.6 million in office renovation expenses and a decrease of RMB2.4 million in.share based compensation.

●	Research and development expenses: Our research and development expenses increased by 11.8% to RMB39.1 million for the six months ended June 30, 2024 from RMB34.9 million in the same period of 2023, due to an increase of RMB5.9 million in technical services fees, offset by a decrease of RMB1.6 million in employee salary and welfare.

●	Provision for credit losses: Our provision for credit losses decreased by 49.5% to RMB1.1 million for the six months ended June 30, 2024 from RMB2.2 million in the same period of 2023.

Change in fair value of contingent consideration: Change in fair value of contingent consideration was Nil million for the six months ended June 30, 2024, as compared with a loss of RMB2.0 million in the same period of 2023. Change in fair value of contingent consideration is derived from earn out liabilities resulted from historical acquisitions. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities: Change in fair value of warrant liabilities was Nil million for the six months ended June 30, 2024, as compared with a gain of RMB0.2 million in the same period of 2023. The fair value of the Company’s warrants derivative liability assumed from the SPAC acquisition is re-measured to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security: Change in fair value of investment in marketable security decreased by 94.2% to a gain of RMB3.8 million for the six months ended June 30, 2024 from a gain of RMB65.1 million in the same period of 2023. The change was primarily attributable to the fair value changes in investments in publicly traded company.

Investment loss: Investment loss decreased by 18.0% to RMB3.4 million for the six months ended June 30, 2024 from RMB4.1 million in the same period of 2023. The investment loss was primarily attributable to one-time share of unrealized loss in the long-term investments.

Income tax expense: Income tax expense was RMB7.7 million for the six months ended June 30, 2024, as compared with income tax benefit of RMB0.6 million in the same period of 2023, which was mainly due to more taxable income.

Net income: As a result of the foregoing, net income decreased by 54.3% to RMB36.2 million for the six months ended June 30, 2024 from RMB79.3 million in the same period of 2023.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The Company sources of liquidity are primarily from the cash earned from its operating activities and proceeds from financing activities. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Cash and cash equivalents also consist of funds earned from the operating revenues which were held at the third-party platform fund accounts which are unrestricted as to immediate use or withdraw.

As of December 31, 2023 and June 30, 2024, RMB199,822 and RMB173,929 (USD23,933), respectively, were deposited with major financial institutions located in the PRC. Management believes that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. The Company has no short-term investments as of December 31, 2023 and June 30, 2024.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of assets and liabilities of the Company and its subsidiaries (including the VIEs) are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Companies in China must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

The Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Company believes that its current cash and cash equivalents, together with its cash generated from operating activities and financing activities, will be sufficient to meet its present anticipated working capital requirements and capital expenditures for at least the next 12 months. However, the Company may decide to enhance its liquidity position or increase its cash reserve for future investments or operations through additional capital and finance funding. Issuance of additional equity securities, including convertible debt securities, would dilute the Company earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict the Company’s operations and its ability to pay dividends to its shareholders.

As a holding company with no material operations of its own, the Company conducts its operations primarily through its PRC subsidiaries and its variable interest entity (VIE) and the VIE’s subsidiaries. The Company is permitted under PRC laws and regulations to provide funding to its PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans.

The following table presents the summary of the Company’s cash flow data.

	For the six months ended June 30,
	2023	2024	2024
Amounts in thousands of RMB and US$	RMB	RMB	US$
Net cash provided by operating activities	31,616	351	48
Net cash used in investing activities	(4,701)	(16,915)	(2,328)
Net cash used in financing activities	1,052	355	49
Effect of foreign exchange rate changes on cash	(499)	(492)	(67)
Net increase (decrease) in cash and cash equivalents	27,468	(16,701)	(2,298)
Cash and cash equivalents at beginning of the period	175,292	205,465	28,273
Cash and cash equivalents at end of the period	202,760	188,764	25,975

Operating Activities

Net cash provided by operating activities consisted primarily of the Company’s net income adjusted by non-cash adjustments, such as provision for credit losses, and adjusted by changes in operating assets and liabilities, such as accounts receivable.

Net cash provided by operating activities was RMB0.4 million for the six months ended June 30, 2024. The difference between the net cash provided by operating activities and net income of RMB36.2 million was primarily attributable to non-cash adjustment of RMB15.5 million, a decrease in prepaid expense and other current assets of RMB18.8 million due to collection from third parties loans, a decrease in accounts receivable of RMB13.0 million due to faster collection, partially offset by decreased in accounts payable of RMB38.2 million, decreased in accrued expenses and other current liabilities of RMB19.4 million, decreased in deferred revenue of RMB12.6 million, decreased in accrued salary and employee benefits of RMB5.4 million and decreased in lease liabilities of RMB3.9 million.

Net cash provided by operating activities was RMB31.6 million for the six months ended June 30, 2023. The difference between the net cash provided by operating activities and net income of RMB79.3 million was primarily attributable to non-cash adjustment of RMB42.5 million, a decrease of accounts receivable of RMB59.3 million and decrease of prepaid expense and other current assets RMB19.8 million due to refunded RMB34 million prepayment in property and equipment purchase, partially offset by a decrease in accounts payables of RMB59.0 million due to declining revenue.

Investing Activities

Net cash used in investing activities was primarily due to (a) purchases of property and equipment such as electronic equipment, and intangible assets such as trademark, software copyrights, and patents; (b) payment for long term investments.

Net cash used in investing activities amounted to RMB16.9 million for the six months ended June 30, 2024, primarily due to RMB16.7 million paid for long term investments.

Net cash used in investing activities amounted to RMB4.7 million for the six months ended June 30, 2023, primarily due to RMB4.5 million paid for long term investments.

Financing Activities

Net cash provided by financing activities amounted to RMB0.4 million for the six months ended June 30, 2024, primarily due to collection from related parties of RMB0.4 million.

Net cash provided by financing activities amounted to RMB1.1 million for the six months ended June 30, 2023, primarily due to net proceeds RMB1.1 million from related parties loans.

Capital Expenditures.

For the six months ended June 30, 2023 and 2024, the Company’s capital expenditure amounted to RMB0.2 million and RMB0.3 million, respectively. The Company intends to fund its future capital expenditures with the existing cash balance and other financing alternatives. The Company will continue to make capital expenditures to support the growth of its business.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024.

D.	Trend Information

Other than as described elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included in this report.

Business combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of the cost of the acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable judgment from management. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to revenue recognition, estimating the useful lives of long-lived assets and intangible assets, valuation assumptions in performing asset impairment tests of long-lived assets, allowance for credit losses, and valuation of deferred taxes and deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Accounts Receivable and Allowance for Credit Losses

Accounts receivables are stated at the historical carrying amount net of allowance for credit losses.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective January 1, 2023. the Company makes specific bad debt provisions based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections.

Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Revenue Recognition

The Company applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented. Revenues are recognized when control of the promised virtual items or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those virtual items or services. Revenue is recorded, net of sales related taxes and surcharges. The Company derives their revenue from live streaming service and technical service.

Live streaming

The Company is principally engaged in operating its own live streaming platforms, which enable broadcasters and viewers to interact with each other during live streaming. The Company is responsible for providing a technological infrastructure to enable the broadcasters, online users and viewers to interact through live streaming platforms. All the platforms can be accessed for free. The Company mainly derives the revenue from sales of virtual items in the platforms. The Company has a recharge system for users to purchase the Company’s virtual currency then purchase virtual items for use. Users can recharge via various online third-party payment platforms, including WeChat Pay, AliPay and other payment platforms. Virtual currency is non-refundable and often consumed soon after it is purchased.

The Company designs, creates and offers various virtual items for sales to users with pre-determined stand-alone selling price. Virtual items are categorized as consumable and time-based items. Consumable items are consumed upon purchase and use while time-based items could be used for a fixed period of time. Users can purchase and present consumable items to broadcasters to show support for their favorite broadcasters, or purchase time-based virtual items for one or multiple months for a monthly fee, which provide users with recognized status, such as priority speaking rights or special symbols over a period of time.

The Company shares a portion of the sales proceeds of virtual items (“revenue sharing fee”) with broadcasters and talent agencies in accordance with their revenue sharing arrangements. Broadcasters, who do not have revenue sharing arrangements with the Company, are not entitled to any revenue sharing fee. The Company also utilizes third-party payment collection channels, which charges the payment handling cost for users to purchase the virtual currency directly from it. The payment handling costs are recorded in cost of sales.

The Company evaluates and determines that it is the principal and views users to be its customers, because the Company controls the virtual items before they are transferred to users. Its control is evidenced by the Company’s sole ability to monetize the virtual items before they are transferred to users, and is further supported by the Company being primarily responsible to the users for the delivery of the virtual items as well as having full discretion in establishing pricing for the virtual items. Accordingly, the Company reports live streaming revenues on a gross basis with the amounts billed to users recorded as revenues and revenue sharing fee paid to broadcasters and related agencies recorded as cost of revenues.

Sales proceeds are initially recorded as deferred revenue and recognized as revenue based on the consumption of the virtual items. The Company has determined that each individual virtual item represents a distinct performance obligation. Accordingly, live streaming revenue is recognized immediately when the consumable virtual item is used, or in the case of time-based virtual items, revenue is recognized over the fixed period on a straight line basis. The Company does not have further obligations to the user after the virtual items are consumed. The Company’s live streaming virtual items are generally sold without right of return and the Company does not provide any other credit and incentive to its users. Unconsumed virtual currency is recorded as deferred revenue.

The Company also cooperates with independent third-party distributors to sell virtual currency through annual distribution agreements with these distributors. Third-party distributors purchase virtual currency from the Company with no refund provision according to the annual distribution agreements, and they are responsible for selling the virtual currency to end users. They may engage their own sales representatives, which are referred to as “sales agents” to directly sell to individual end users. The Company has no control over such “sales agents”. The Company has discretion to determine the price of the virtual currency sold to its third-party distributors, but has no discretion as to the price at which virtual currency is sold by its third-party distributors to the sales agents.

Technical Services and others

The Company generated technical revenues from providing technical development and advisory, which accounts for only less than 2% of revenue. As the amount was immaterial, and short-term in nature which is usually less than six months, the Company recognizes revenue when service were rendered and accepted by customers.

Practical expedients and exemptions

The Company’s contracts have an original duration of one year or less. Accordingly, the Company does not disclose the value of unsatisfied performance obligations.

Contract balances

Contract balances include accounts receivable and deferred revenue. Accounts receivable primarily represent cash due from distributors and are recorded when the right to consideration is unconditional. The allowance for doubtful accounts reflects the best estimate of probable losses inherent to the account receivable balance. Deferred revenue primarily includes unconsumed virtual currency and unamortized revenue from time-based virtual items in the Company’s platforms, where there is still an obligation to be provided by the Company, which will be recognized as revenue when all of the revenue recognition criteria are met. Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, other receivables included in prepaid expenses and other current assets, accounts payables, balances with related parties and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Amounts in thousands of RMB	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	31,525	-	-	31,525

	As of June 30, 2024
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Amounts in thousands of RMB	RMB	RMB	RMB	RMB
Financial assets:
Investment in marketable equity security	35,290	-	-	35,290

Warrant liabilities

The Company’s warrants assumed from SPAC acquisition on May 7,2020, the date of the closing of SPAC Transaction, that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative as contemplated in ASC 815-40. The warrant is recorded as derivative liability on the consolidated balance sheet upon the SPAC transaction and is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain in accordance with ASC 820.

On February 5, 2024, all above warrants expired and were cancelled according to the terms of the warrant agreement.